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                                                    SEC FILE NUMBER
                                                       333-64717
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                                                      CUSIP NUMBER
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                                         UNITED STATES
                               SECURITIES AND EXCHANGE COMMISSION
                                     WASHINGTON, D.C. 20549



                                          FORM 12B-25




                                  NOTIFICATION OF LATE FILING


(Check One): [X] Form 10-K [] Form 20-F [] Form 11-K  [] Form 10-Q [] Form N-SAR

         For Period Ended: December 31, 1999
         []  Transition Report on Form 10-K
         []  Transition Report on Form 20-F
         []  Transition Report on Form 11-K
         []  Transition Report on Form 10-Q
         []  Transition Report on Form N-SAR
         For the Transition Period Ended:


             Read Instruction (on back page) Before Preparing Form.
                              Please Print or Type.
            NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE
           COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



PART I -- REGISTRANT INFORMATION

US Xchange, L.L.C.
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Full Name of Registrant

N/A
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Former Name if Applicable

20 Monroe Avenue NW, Suite 450
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Address of Principal Executive Office (Street and Number)

Grand Rapids, Michigan 49503
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City, State and Zip Code

PART II  -- RULE 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

           (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
           (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar
[X] day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
           (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Please see Attachment A.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

J. Joseph Miglore               (616)                          988-7000
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      (Name)                 (Area Code)                  (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or
     15(d) of the Securities Exchange Act of 1934 or Section 30
     of the Investment Company Act of 1940 during the preceding
     12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is
     no, identify report(s).                                  [X] Yes   [ ]  No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be
     included in the subject report or portion thereof?       [X] Yes   [ ]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. PLEASE SEE ATTACHMENT B.



                        US XCHANGE, L.L.C.
-------------------------------------------------------------------------------
           (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date March 29, 2000                  By /s/ J. J. Miglore
     --------------------------      ------------------------------------------
                                     J. J. Miglore, Executive Vice President of
                                     Finance and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                            ATTENTION

    INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
        FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                       GENERAL INSTRUCTIONS

1. This form is required by Rule 12B-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss. 232.201 or ss. 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss. 232.13(b) of this chapter).

                                  ATTACHMENT A

        The Company is in negotiations with General Electric Capital Corporation, the Administrative Agent under its Loan and Security Agreement dated as of April 29, 1999, as amended by Amendment No. 1 dated as of February 9, 2000, to amend certain financial covenants in order to ensure that the Company is in compliance with such covenants. These covenants are measured on a quarterly basis. The next measurement date is March 31, 2000. Resources and personnel at the Company which would otherwise have been utilized for preparing the Company's Annual Report on Form 10-K were diverted to these negotiations with the Administrative Agent and other interested third parties. Notwithstanding the Company's efforts to complete this process to permit filing of the annual report on Form 10-K within the prescribed period, the Company has been unable to do so. The Company expects to complete these negotiations and to file its Annual Report on Form 10-K for the fiscal year ended December 31, 1999 prior to the end of the extension period.

                                  ATTACHMENT B

     Our revenues increased 377% to $26.4 million in 1999 from $7 million in 1998. The increase is attributable to both our expansion into one additional market, Grand Rapids, Michigan, in 1999 and to the continued growth in our customer base and their use of our services in all of our markets. Revenues derived from our facilities-based switched operations grew to $10.2 million in 1999 compared to $559,000 in 1998. This increase was due to fourteen switches being commercially operational during all or a portion of 1999 compared to only six switches being in service during 1998 and to the continued conversion of resale customers onto our own switches in all of our facilities-based markets. During 1999 we installed approximately 30,000 total local access lines compared to 21,000 in 1998. At December 31, 1999, we had approximately 53,000 installed local access lines in service, of which approximately 60% were served by our own facilities.

    Cost of communication services increased to $37.9 million in 1999, or 143% of revenues, from $16.3 million, or 233% of revenues, in 1998. The increase of 233% related primarily to the costs of leased telecommunications facilities and our own network operating costs in connection with the expansion of our customer base in all of our markets.

    Selling, general and administrative expenses grew to $40.1 million in 1999, or 152% of revenues, compared to $28.7 million in 1998, or 409% of revenues. This increase of 40% was primarily due to the increase in employees during the first three quarters of 1999 and the other costs associated with the expansion of our services in our existing markets.

    Depreciation and amortization expenses increased to $13.2 million in 1999 from $3.3 million in 1998 primarily due to the placement in service of additional telecommunications network assets, including switches, fiber optic networks, and related equipment. Depreciation expense is expected to increase as a result of continuing capital expenditures related to the expansion of our networks and operations.

    Gross interest expense increased $17.4 million to $33.5 million in 1999 from $16.1 million in 1998 due primarily to the Company's increased average outstanding indebtedness during the current year over the comparable prior year. Interest expense will increase in future periods in conjunction with additional borrowings under the subordinated secured line of credit from Ronald H. VanderPol, our Co-Chairman. Interest costs of $4 million in 1999 and $2.3 million in 1998 were capitalized as part of the construction costs of its networks.

    Interest income is derived primarily from earnings on excess cash and the
U. S. government securities that were purchased from the net proceeds on the sale of the 15% Senior Notes and used to fund our first six scheduled interest payments on such Notes. The decrease in interest income for 1999 from 1998 is expected to continue in future periods as the U. S. government securities are liquidated in conjunction with the payment of the semi-annual interest payments on the 15% Senior Notes.

    Net loss increased to $90.4 million in 1999 from $50.6 million in 1998. The increase in the 1999 losses is attributable to the significant expenditures we incurred before the realization of revenues, due to the expansion of our network operations, the added depreciation expense relating to the expansion of our networks and the increased interest expense on our indebtedness to fund our network development and operations.

    The outcome of the current negotiations referred to on Attachment A, if completed, will materially affect the information to be set forth in Management's Discussion and Analysis of Financial Condition and Results of Operation to be included in the Company's Annual Report on Form 10-K for the year ended December 31, 1999. Such conclusion would also affect certain information to be set forth in the consolidated financial statements that will be included with such Annual Report on Form 10-K. Please see the Company's unaudited results of operations below.



                               US XCHANGE, L.L.C.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)



                                                                      YEAR ENDED DECEMBER 31,
                                                                   1999                 1998
                                                              --------------       --------------
    REVENUES..............................................    $   26,429,789       $    7,015,310
                                                              --------------       --------------
    COSTS AND EXPENSES

    Cost of communication services (excluding depreciation
    and amortization, shown separately below).............        37,886,703           16,338,583
      Selling, general and administrative.................        40,114,626           28,679,670
      Depreciation and amortization.......................        13,190,549            3,257,055
                                                              --------------       --------------
         TOTAL COSTS AND EXPENSES.........................        91,191,878           48,275,308
                                                              --------------       --------------
      Loss from operations................................       (64,672,089)         (41,259,998)
                                                              --------------       --------------
    INTEREST EXPENSE......................................       (29,537,206)         (13,838,996)
                                                              --------------       --------------
    INTEREST INCOME.......................................         3,944,625            4,476,061
                                                              --------------       --------------
        NET LOSS..........................................    $  (90,354,670)      $  (50,622,933)
                                                              ==============       ==============



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